298 North Wiget Lane, Walnut Creek , CA 94598 • 1.877.Westaff  www.westaff.com

August 3, 2005

U.S. Securities and Exchange Commission	Via Facsimile Transmission
Division of Corporation Finance	& Edgar Transmission
Mail Stop 0407
100 F Street, N.E.
Room 3528
Washington, DC 20549

Attn:  Ms. Christine Bashaw

Westaff, Inc.

Form 10-K for Fiscal Year Ended October 30, 2004

Filed January 28, 2005

Forms 10-Q for Fiscal Year Ended April 16, 2005

File No. 0-24990

Dear Ms. Bashaw:

Pursuant to Rule 101(a)(1)(iii) of Regulation S-T, Westaff, Inc., a Delaware corporation (the “Company”) is transmitting via EDGAR this correspondence in order to respond to the letter, dated July 25, 2005, from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced periodic reports. We welcome your insight and appreciate the purpose of the comments, which we understand are designed to enhance the overall disclosure of our filings. Our response to your comments appears below. The relevant text of the Staff’s comments has been included in this letter, and the numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for Fiscal Year Ended October 30, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.                                       We note your use of the term “constant currency” in your discussion of revenue. This appears to be a non-GAAP measure. Accordingly, since it appears that you present this as an operating performance measure, it is generally not appropriate to exclude the effects of foreign currency translation gains as they are or could be recurring in nature. Revise future filings to delete the use of “constant currency.” Please refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked

Questions document on non-GAAP measures which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

The Company analyzes revenue on both an “as-reported” basis and on a constant currency basis to better measure the comparability of results between periods and in our analysis of subsidiary or segment performance.  Because changes in foreign currency exchange rates have a non-operating impact on revenue, the Company believes that evaluating growth in revenue on a constant currency basis provides an additional and meaningful assessment of revenue.  If the Company uses the term “constant currency” in future filings, we will include the reconciliations and disclosures as required by Regulation G and as outlined in Final Release No. 34-47226.

Notes to Consolidated Financial Statements, page F-6

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition

2.                                       In future filings expand your accounting policy to address your revenue recognition policy for services provided from your company-owned operations. Clearly indicate if revenue is presented on a gross or net basis is accordance with EITF 99-19 and why.

The Company will expand its discussion of revenue recognition in future filings to clearly indicate that revenue is presented on a gross basis and to include the relevant indicators that it has assessed that require it to account for revenue on a gross basis in accordance with EITF 99-19.

3.                                       Your basis for presenting franchise revenue and related cost of sales on a gross basis in accordance with EITF 99-19 is not clear. Please tell us about your franchise operations, providing enough information to allow us to understand why you believe it is appropriate to recognize revenue and related costs from these operations on a gross basis.

The franchisee acts as the Company’s agent and local business representative in a similar manner as a branch manager in company-owned locations.  In the franchise arrangement, all advertising, signage, invoices and correspondence with the customer are in the Company’s name.  The Company has the direct contractual relationships with its customers.  Contracts with customers are with the Company and bind the Company.  From the customer’s perspective, they typically are unaware that they are dealing with a franchise agent. The Company owns all receivables from the point the receivables are created.  The Company has the ultimate credit risk and will incur losses on uncollectible receivables.

The franchise agreement precludes the franchisee from performing any services to a customer not specifically allowed by the Company under the terms of the agreement. The Company is the employer of all temporary employees and as such is obligated for the temporary employee payroll and related payroll taxes.  The Company has the obligation to pay its temporary employees regardless of customer acceptance of the temporary labor services.  The Company pays state unemployment insurance and as such, bears the risk if it is not able to place an active temporary employee on another assignment when a temporary employee’s assignment ends.

4.                                       We note that you recognize “franchise agent’s share of gross profit” below gross profit. Please tell us in more detail what this charge represents and why you do not consider this distribution to be a cost of service.

As the Company retains the risks and rewards of ownership (as noted in the response to comment 3 above), the revenue and direct expenses of its franchise operations are included in the Company’s revenue and direct costs.  The franchise agent’s share of gross profit represents the net distribution paid to the franchise agent for their services in marketing to customers, recruiting temporary employees and servicing customer accounts.  Those services are considered to be selling and administrative in nature.

5.                                       It is not clear what payrolling services are, as disclosed on page 4. Please explain and, if material, tell us if you present revenue associated with these services on a gross or net basis in accordance with EITF 99-19 and why.

Some of the Company’s customers choose to transfer a portion of their short-term or seasonal workforce over to the Company, enabling them to reduce administrative functions relating to payroll and benefits and to better manage cash flow.  In such circumstances, the customer assists the Company in recruiting employees.  When these employees are transitioned to Westaff, the Company becomes the legal employer of these employees and is obligated for the payroll and related payroll costs.  The Company may also re-deploy these employees at its discretion.  The Company bills the customer for the temporary employees services and has all the contractual obligations it would have with any other customer, and therefore the revenue and direct costs of these services are presented gross in accordance with EITF 99-19.  For the fiscal year ended October 20, 2004, payrolling services accounted for 2.2% of total domestic revenue.

Note 5.  Goodwill, page F-9

6.                                       Addressing paragraphs 30 and 31 of SFAS No. 142, tell us how you determined the reporting units used to perform your goodwill impairment test and tell us what those reporting units are.

7.                                       Revise to disclose the information required by paragraph 45(c) of SFAS No. 142.

Under the provision of SFAS No. 131, the Company identified its operating segments based on three primary characteristics:

1.               The segment engages in business activities from which it may earn revenues and incur expenses;

2.               The operating results of the segment are regularly reviewed by the Company’s chief operating decision maker to assess the performance of the individual segment and make decision about resources to be allocated to the segment; and

3.               Discrete financial information about the segment is available.

Based on these characteristics, the Company identified its operating segments as each company-owned domestic geographic region or district, the franchise operations in total as a distinct region and each of the Company’s international subsidiary operations as a separate operating segment.  The Company further determined that there were no components of any of these operating segments that would qualify as a reporting unit under paragraph 30 of SFAS No. 142.

Because the purpose of SFAS No. 142 is to determine potential impairment of recorded goodwill, and because none of the international subsidiaries, other than Australia, have any goodwill recorded or associated with their operations, the United Kingdom, Denmark, Norway and New Zealand operating segments are combined into an “Other International” reporting unit for SFAS No. 142 valuation purposes.

Please refer to the last sentence of the last paragraph of Note 5 “The increase in the carrying amount of goodwill of $73 during the fiscal year ended October 30, 2004 was due to the effect of foreign currency translation.”  As this was the only item affecting the carrying amount of goodwill during the period, we believe that this fulfills the disclosure requirements of paragraph 45(c) of SFAS No. 142.

In connection with your letter of July 25, 2005, we hereby acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions regarding this letter please contact the undersigned at 925-256-1518.

Sincerely,

/s/ Dirk A. Sodestrom

Dirk A. Sodestrom
Senior Vice President and Chief Financial Officer